Exhibit 99.5

Skeena Resources Limited (“Skeena”) Request for Financial Statements 2026 In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial shareholders may elect annually to receive a copy of Skeena’s annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both. If you wish to receive these documents by mail, please return this completed form to: Skeena Resources Limited 2600 - 1133 Melville Street Vancouver, BC V6E 4E5 By fax: (604) 558-7695 Rather than receiving the financial statements and MD&A by mail, you may choose to view these documents on the SEDAR+ website at www.sedarplus.ca, or on our website at https://skeenagoldsilver.com/investors/#financial-reporting. I HEREBY CERTIFY that I am a registered and/or beneficial holder of Skeena, and as such, request that my name be placed on Skeena’s Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year. Please send me: ☐ Annual Financial Statements with MD&A ☐ Interim Financial Statements with MD&A PLEASE PRINT FIRST NAME LAST NAME ADDRESS CITY PROVINCE/ STATE POSTAL / ZIP CODE _________________________________________ COUNTRY SIGNED: ______________________________ (Signature of Shareholder)